Exhibit 99.1

Execution Version

SECOND AMENDING AGREEMENT

(May 31, 2007 Note Agreement)

THIS SECOND AMENDING AGREEMENT dated as of May 22, 2015 (this “Agreement”) to the Note Purchase Agreement dated as of May 31, 2007 (as amended by the First Amending Agreement, dated as of December 2, 2010, and the Limited Waiver, Amendment and Retention of Rights Acknowledgment Agreement, dated as of August 15, 2014, the “Existing Note Agreement” and, as amended hereby and as further amended, restated, supplemented or otherwise modified from time to time, the “Note Agreement”) among Penn West Petroleum Ltd. (the “Company”) and the Purchasers listed on the signature pages hereof as holders (the “holders”) of the outstanding senior guaranteed notes (as in effect prior to this Agreement, the “Existing Notes” and, as amended hereby and as further amended, restated, supplemented or otherwise modified from time to time, the “Notes”) of the Company issued thereunder.

RECITALS:

1.	The Company has requested that the holders amend the Existing Note Agreement and the Existing Notes as set forth below.

2.	The Required Holders have agreed, subject to the terms and conditions hereinafter set forth, to amend the Existing Note Agreement and the Existing Notes as set forth below.

NOW THEREFORE, upon the satisfaction of the conditions precedent to the effectiveness of this Agreement set forth in Article 4 hereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree with each other as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Note Agreement.

1.2	Sections.

The division of this Agreement into Articles and Sections, and the insertion of headings, are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreements supplemental hereto.

1.3	Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice of law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

ARTICLE 2

AMENDMENTS TO EXISTING NOTE AGREEMENT AND EXISTING NOTES

2.1	Reporting Requirements.

(a) Section 7.1(c) of the Existing Agreement is amended by deleting (i) the “and” at the end of clause (i), (ii) inserting “and” at the end of clause (ii) (immediately prior to the parenthetical expression, (iii) deleting the parenthetical expression, and (iv) inserting new clause (iii) as set forth below:

“(iii) any amendment to, waiver or consent under, or other material notice received or delivered under the Bank Facility, including, without limitation, any notice of any changes to the covenant relief period thereunder (provided that the Company may make any delivery under clauses (i), (ii) or (iii) by Electronic Delivery);”

(b) Section 7.1 of the Existing Note Agreement is hereby further amended by (i) deleting the “and” at the end of clause (f) therein and (ii) inserting new clauses (g) through (k), as set forth below, immediately after clause (f) and prior to the existing clause (g) “Requested Information” (which shall be amended to be clause (l) “Requested Information”):

“(g)	Reserve Reports – within 90 days after the end of each fiscal year of the Company, a copy of the Reserve Report with an effective date not earlier than December 31 of such fiscal year;

(h)

Annual and Semi-Annual Budgets – within 90 days after the end of each fiscal year of the Company, a copy of the Company’s consolidated annual operating and capital budgets for the then current fiscal year (including capital expenditures) prepared by management which, in scope and substance, is substantially similar to such annual budgets previously provided to each holder of Notes (each, an “Annual Budget”), and, during the Covenant Relief Period only, on or prior to August 31 of each fiscal year of the Company, a mid-year update to each of the Company’s current fiscal year Annual Budgets;

(i)	Additional Reporting During Covenant Relief Period – during the Covenant Relief Period only,

(i) within 30 days after the end of each fiscal year of the Company, an updated five year financial forecast which, in scope and substance, shall be substantially similar to such forecast previously provided to each holder of Notes; and

(ii) within 45 days after the end of each fiscal quarter of the Company

(A)

the Simplified PWT Model for such fiscal quarter, each remaining fiscal quarter in the then current fiscal year of the Company and each fiscal quarter of the next succeeding fiscal year of the Company; and

(B)

(1) to the extent not included in the financial statements of the Company for the then most recently ended fiscal quarter of the Company for which financial statements have been delivered pursuant to Section 7.1(a) or 7.1(b) hereof (as applicable), a summary, in the aggregate for each category, of all outstanding oil, gas and non-commodity hedges, including the marked to market value, in the aggregate, for each such category and (2) the respective percentages of projected oil and gas production over the 12 successive calendar months following the end of such fiscal quarter of the Company that is subject to commodity hedging arrangements existing as of the last day of such fiscal quarter.

(j)

Changes to Hedging Plan – notice of any material changes to (i) the Hedging Plan or (ii) the Company’s hedging policy adopted by its board of directors and in effect from time to time, within 5 days after such change is made or occurs;

(k)

Name Changes - not less than 15 days’ prior written notice (or such shorter period as the Required Holders may agree) of any change to the legal name of the Company or any Subsidiary Guarantor or the jurisdictions in which the Company or any Subsidiary Guarantor carries on business or owns any material assets from those set out in Schedule B to the Second Amending Agreement; and”

(c) Section 7.1 of the Existing Note Agreement is hereby further amended by adding the following sentence at the end thereof:

“In addition, during the Covenant Relief Period, within (x) 45 days after the end of the first three fiscal quarters of each fiscal year of the Company, and (y) 90 days after the end of each fiscal year of the Company (but in any event not more than 5 days after the filing by the Company of its quarterly and annual financial statements on SEDAR.com), the Company will host a business and financial update call with the holders, which call shall include (I) a discussion of the last completed fiscal quarter or fiscal year, as the case may be, and in the case of any fiscal year update, the corresponding updated five year financial forecast delivered pursuant to clause (i) above and (II) an update on the implementation of the Company’s Hedging Plan.”

2.2	Priority of Obligations.

Section 9.7 of the Existing Note Agreement is amended by deleting it in its entirety and inserting:

“9.7	Priority of Obligations.

(a) The Company will ensure that, at all times prior to the Security Release Date,

(i) its payment obligations under this Agreement and the Notes rank pari passu, without preference or priority, with its obligations under the Bank Facility, the Other Note Agreements and all other senior secured Indebtedness of the Company, other than Indebtedness secured by Permitted Encumbrances which under applicable Laws ranks in priority thereto; and

(ii) each Subsidiary Guarantor’s payment obligations under its Subsidiary Guarantee rank pari passu, without preference or priority, with its obligations in respect of the Bank Facility, the Other Note Agreements and all other senior secured Indebtedness of such Subsidiary Guarantor, other than Indebtedness secured by Permitted Encumbrances which under applicable Laws ranks in priority thereto.

(b) The Company will ensure that, at all times on or after the Security Release Date,

(i) its payment obligations under this Agreement and the Notes rank pari passu, without preference or priority, with its obligations under the Bank Facility, the Other Note Agreements and all other unsecured and unsubordinated Indebtedness of the Company and

(ii) each Subsidiary Guarantor’s payment obligations under its Subsidiary Guarantee rank pari passu, without preference or priority, with its obligations in respect of the Bank Facility, the Other Note Agreements and all other unsecured and unsubordinated Indebtedness of such Subsidiary Guarantor.”

2.3	Subsidiary Guarantees.

Section 9.10 of the Existing Note Agreement is deleted in its entirety and replaced with the following:

“9.10	Subsidiary Guarantors.

The Company will cause each Subsidiary of the Company (other than any Subsidiary which already is a Subsidiary Guarantor) that hereafter becomes a borrower or a guarantor under the Bank Facility, concurrently therewith to enter into and become a party to a Subsidiary Guarantee, and within three Business Days thereafter, to deliver to each holder of a Note the following:

(a) the Subsidiary Guarantee and the Security Documents (as provided in Section 9.16), or applicable joinders thereto;

(b) a certificate signed by the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, a Vice President or another authorized officer of such Subsidiary Guarantor making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6 and 5.7 but with respect to such Subsidiary Guarantor and its Subsidiary Guarantee and the Security Documents to which it is a party, and, if relevant under applicable Laws to the provision of the Subsidiary Guarantee, a certificate confirming the solvency of the Subsidiary Guarantor;

(c) such documents and evidence with respect to such Subsidiary Guarantor as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary Guarantor and the authorization of the transactions contemplated by the Subsidiary Guarantee and Security Documents to which such Subsidiary Guarantor is a party; and

(d) a favourable legal opinion of independent legal counsel satisfactory to the Required Holders to the effect that the Subsidiary Guarantee and Security Documents to which such Subsidiary Guarantor is a party have been duly authorized, executed and delivered and constitute the legal, valid and binding obligations of such Subsidiary Guarantor enforceable in accordance with their terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

If any such Subsidiary Guarantor subsequently ceases to be a borrower or a guarantor under the Bank Facility (other than as a result of the Bank Facility reaching its scheduled maturity date without renewal and provided that, on the date such Subsidiary Guarantor ceases to be a borrower or guarantor under the Bank Facility, the Liens encumbering assets of such Subsidiary Guarantor created by the Security Documents have been released and discharged in accordance with Section 9.16(g)), then the Company may require the holders of Notes to release such Subsidiary from its Subsidiary Guarantee and any Security Document to which it is a party upon giving 5 Business Days written notice thereof to the holders of Notes together with confirmation of the foregoing reasonably satisfactory to the holders of Notes, whereupon such Subsidiary shall cease to be a Subsidiary Guarantor hereunder and any Lien granted by it pursuant to the Security Documents shall be released and discharged (and the Company may take any additional steps and actions it deems necessary to discharge corresponding Lien registrations and filings), provided that at the time of such notice and the effective date of such release as provided below, and immediately after giving effect thereto, and to such Subsidiary ceasing to be a Subsidiary Guarantor, no Default or Event of Default (including as determined by a Current Financial Covenant Testing) exists or would exist, and the Company shall have provided an Officer’s Certificate to such effect at the time it provides such notice, with the information (including detailed calculations) required in order to establish same. Upon compliance with the requirements of the preceding sentence, the Subsidiary Guarantee of such Subsidiary shall be deemed to be released and terminated, and any Lien granted by it pursuant to the Security Documents shall be deemed to be released and discharged, as at the expiry of such 5 Business Day period (unless sooner terminated by all the holders of Notes).”

2.4	Collateral Security Covenant

Section 9 of the Existing Note Agreement is amended by adding the following Sections 9.16, 9.17, 9.18, 9.19 and 9.20 at the end thereof:

“9.16	Security Prior to Security Release Date

(a)

From and after the Effective Date until the Security Release Date, the Company will provide (or cause to be provided) to the Collateral Agent, for and on behalf of, inter alios, the holders of Notes, as continuing security for the Obligations, a debenture from the Company and the Subsidiary Guarantors creating a Lien in favour of the Collateral Agent in respect of all their present and after-acquired property, assets and undertaking and a floating charge over all present and future owned real property (the “Security”).

(b)

The Security shall be in form and substance satisfactory to the Requisite Secured Parties in their sole discretion. The Requisite Secured Parties, acting reasonably, may require that any Security Document be governed by the Laws of the jurisdiction in which the property in which a Lien is created pursuant to such Security Document is located. The Security Documents shall be registered by the Company or the Subsidiary Guarantors, as applicable, where necessary or desirable to record and perfect the Liens created thereby, as determined by the Requisite Secured Parties in their sole discretion, and if the Company or any Subsidiary Guarantor does not so register the Security Documents as requested, any holder of Notes may do the same (the cost of which will be borne by the Company).

(c)

The Company will cause to be delivered to the Collateral Agent and each holder of Notes the results of all applicable searches in respect of the Company and the Subsidiary Guarantors in the applicable jurisdictions as well as the opinions of solicitors for the Company and the Subsidiary Guarantors regarding their corporate status, the due authorization, execution and delivery of the Security Documents provided by them, the creation of the Liens pursuant to the Security Documents and all registrations in respect of the Security Documents, and the validity and enforceability of such Security Documents; all such opinions to be in form and substance satisfactory to the Required Holders and their counsel.

(d)

The Company will and will cause each Subsidiary Guarantor to execute any and all further documents, financing statements, agreements and instruments, and take all further action (including filing Personal Property Security Act (Alberta) and Land Titles Act (Alberta) and other financing statements, registering the Security at any land titles or land registry offices or under the Mines and Mineral Act (Alberta) or any similar registry in any other applicable jurisdiction, and filing any other notices, mortgages, deeds of trust and caveats (or the equivalent statements in any other jurisdiction)) that may from time to time be required under applicable Laws, or that the Collateral Agent or the Requisite Secured Parties may reasonably request, in order to effectuate the transactions contemplated by the Financing Agreements and in order to grant, preserve, protect and perfect the validity, enforceability and priority of the Liens created or intended to be created by the Security Documents. For the avoidance of doubt, the Requisite Secured Parties and the Collateral Agent shall have the right to require the Company and each Subsidiary Guarantor to amend or supplement any Security Documents or related registrations to the extent necessary to reflect any changes in applicable Laws (or the interpretation thereof) or any directives, rules or procedures related thereto, whether arising as a result of statutory amendments, court decisions or otherwise, and whether occurring prior to or subsequent to the date hereof.

(e)

Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor shall be required (and neither the holders of Notes nor the Collateral Agent shall be entitled) to effect any fixed charge registrations against any real property (including for certainty, registering the Security at any land titles or land registry offices or under the Mines and Mineral Act (Alberta) or any similar registry in any other applicable jurisdiction unless an Event of Default has occurred and is continuing except as otherwise set forth in the Intercreditor Agreement). After an Event of Default has occurred and is continuing, from time to time upon the request of the Collateral Agent or the Requisite Secured Parties, within ten Business Days of such request, the Company shall, at the Company’s sole cost and expense, execute and deliver, and shall cause each Subsidiary Guarantor to execute and deliver, such additional or supplemental Security Documents as the Collateral Agent or the Requisite Secured Parties may reasonably request in order to ensure that all Collateral held by the Company and the Subsidiary Guarantors is validly subjected to first fixed charge Liens in favor of the Collateral Agent for the benefit of the holders of Notes, subject only to Permitted Encumbrances, and in connection therewith shall provide to the Collateral Agent a land schedule in form satisfactory to the Collateral Agent and the Requisite Secured Parties detailing all Collateral then held by the Company and the Subsidiary Guarantor (which shall include legal descriptions, crown lease numbers and issue dates, reserve numbers, zone restrictions, names of freehold lessors, and the interest of the Company and each Subsidiary Guarantor therein before and after payout of working interests and all royalties and burdens). The Company will pay all reasonable costs and expenses incurred by the Collateral Agent or any holder in connection with the preparation, execution, delivery and registration of all documents, agreements, instruments and registrations necessary or advisable to implement the provisions of this Section 9.16(e).

(f)

The Company and its Subsidiary Guarantors shall not be discharged from (i) the Subsidiary Guarantee except in accordance with the last paragraph of Section 9.10 or by a written release signed by all holders of Notes or (ii) the Liens in respect of the Security except in accordance with Section 9.16(g) and the Intercreditor Agreement.

(g)	The Liens created or intended to be created by the Security Documents in accordance with this Section 9.16 shall be fully released and discharged (and the

Company may take any additional steps and actions it deems necessary to discharge any corresponding Liens registrations and filings), and the Security Documents shall be terminated and be of no further force and effect, upon the date when both of the following are satisfied (the “Security Release Date”):

(i)

a date on which no Default or Event of Default has occurred and is continuing on such date and the Collateral subject to the Intercreditor Agreement is concurrently released by the lenders under the Bank Facility and the noteholders under each Other Note Agreement and the Intercreditor Agreement is concurrently terminated; and

(ii)

the later of (A) such time when both (1) the Consolidated Senior Leverage Ratio has been less than 3:1 at the end of each of the then most recent four consecutive fiscal quarters of the Company and (2) an Investment Grade Rating for the Company’s senior unsecured Indebtedness is in effect, and (B) the end of the Covenant Relief Period.

(h)

Nothing contained herein or in the Security Documents now held or hereafter acquired by the holders, nor any act or omission of the Collateral Agent or the holders with respect to any such Security Documents, will in any way prejudice or affect the rights, remedies or powers of the holders with respect to any other Financing Agreement at any time held by them.

9.17	Material Adverse Claims.

The Company will, and will cause each Subsidiary Guarantor to, do all things necessary to defend and protect their property from all material adverse claims, and to maintain their property free therefrom, except for Permitted Encumbrances, where the failure to do so (a) in the opinion of the Required Holders and/or Collateral Agent, acting reasonably, threatens the actual or intended priority or validity of the Security Documents and the Liens created therein, as provided herein, in the Security Documents and in the Intercreditor Agreement, or (b) has had or would reasonably be expected to have a Material Adverse Effect.

9.18	Protection of Security.

The Company will, and will cause each Subsidiary Guarantor to, do all things reasonably requested by the Required Holders or the Collateral Agent to protect and maintain the validity and enforceability of the Security Documents and the first- ranking priority thereof, as contemplated herein and in the Intercreditor Agreement, in relation to other Persons.

9.19	Land Schedule.

The Company will, not later than 60 days following the date of the Second Amending Agreement, provide to the Collateral Agent a land schedule in form satisfactory to the Required Holders, acting reasonably, detailing all of the oil and gas properties held by the Company and the Subsidiary Guarantors (which shall include legal descriptions, crown lease numbers and issue dates, reserve numbers, zone restrictions, names of freehold lessors, before and after payout working interests and all royalties and burdens).

9.20	Hedging Plan.

At all times during the Covenant Relief Period, the Company will comply with the Hedging Plan as in effect on the Effective Date. Following the Covenant Relief Period, the Company will comply with the Hedging Plan, as such plan may be amended from time to time after the end of the Covenant Relief Period with the approval of the Company’s board of directors (whether by amendment of such plan or the hedging policy adopted by the Company’s board of directors) and in a manner consistent with prudent management of risk related to volatility in prices of Petroleum Substances.”

2.5	Consolidated Total Debt to Capitalization.

Section 10.5 of the Existing Note Agreement is deleted in its entirety and replaced with the following:

“10.5 Financial	Covenants.

  (a) Consolidated Total Debt to Consolidated Total Capitalization. The Company will not permit Consolidated Total Debt to exceed 55% of Consolidated Total Capitalization as at the end of any fiscal quarter of the Company.

 (b) Consolidated Total Leverage Ratio. The Company will not permit the Consolidated Total Leverage Ratio on the last day of any fiscal quarter of the Company ending in a period set forth below to exceed the ratio set forth below applicable to such period:

Period	Maximum Ratio
January 1, 2015 to and including June 30, 2016	5.0 to 1.0
July 1, 2016 to and including September 30, 2016	4.5 to 1.0
October 1, 2016 and thereafter	4.0 to 1.0

(c) Consolidated Senior Leverage Ratio. The Company will not permit the Consolidated Senior Leverage Ratio on the last day of any fiscal quarter of the Company ending in a period set forth below to exceed the ratio set forth below applicable to such period:

Period	Maximum Ratio
January 1, 2015 to and including June 30, 2016	5.0 to 1.0
July 1, 2016 to and including September 30, 2016	4.5 to 1.0
October 1, 2016 to and including December 31, 2016	4.0 to 1.0
January 1, 2017 and thereafter	3.0 to 1.0	”

2.6	[Reserved.]

2.7	Amendment to Limitation on Priority Debt

Section 10.6 of the Existing Note Agreement is deleted in its entirety and replaced with the following:

10.6	Priority Debt.

(a) At all times prior to the Security Release Date, the Company will not permit the Restricted Subsidiaries that are not Subsidiary Guarantors to have outstanding at any time Indebtedness which, in the aggregate for all such Restricted Subsidiaries, exceeds Cdn$100,000,000; provided that in respect of any such amount attributable to a Joint Venture Development Entity which is a Restricted Subsidiary, the full amount of such Indebtedness will be counted in determining compliance with this covenant irrespective of whether or not only a proportionate amount thereof may be attributable to the Company’s balance sheet on a consolidated basis under GAAP.

(b) At all times on and after the Security Release Date, the Company will not permit Priority Debt at any time to exceed 15% of Consolidated Tangible Assets determined as of the last day of the most recently ended fiscal quarter of the Company.”

2.8	Amendment to Restricted Subsidiary Ownership of Assets

Section 10.7 of the Existing Note Agreement is deleted in its entirety and replaced with the following:

“10.7 Restricted	Subsidiary Ownership of Assets.

   (a) The Company will not at any time permit the Company and the Restricted Subsidiaries to directly own less than 85% of Consolidated Tangible Assets.

   (b) The Company will not, at any time prior to the Security Release Date, permit the Company and the Subsidiary Guarantors to own directly (and not, for the avoidance of doubt, through ownership of other Subsidiaries) less than 85% of the Consolidated Tangible Assets; provided, for purposes of this paragraph (b) only, Consolidated Tangible Assets shall exclude any amount thereof attributable to the proportionate interest of the Company and the Subsidiary Guarantors in any Joint Venture Development Entity existing as of the Effective Date (which, for greater certainty, consists solely of Peace River Oil Partnership), other than the portion of Consolidated

Tangible Assets (if any) attributable to assets sold, assigned, contributed to or otherwise transferred to Peace River Oil Partnership by the Company or any Subsidiary on or after the Effective Date, regardless of whether the application of GAAP would provide for any contrary determination.”

2.9	Amendment to Limitation on Distributions

Section 10.9 of the Existing Note Agreement is deleted in its entirety and replaced with the following:

“10.9	Limitation on Distributions.

The Company will not, and will not permit any Restricted Subsidiary to:

(a) make any Distribution or other payment to any holder of shares in the Company, other than payment of a dividend with respect to the shares of the Company in an amount not exceeding Cdn$.01 per share in each fiscal quarter of the Company (based on the number of issued and outstanding shares of the Company as of March 31, 2015, subject to increases thereto resulting from the exercise of stock options under the Company’s ordinary course stock option plans and/or from the new issuance of equity by the Company) so long as no Default or Event of Default has occurred and is continuing at the time of payment thereof or would result therefrom; provided, that this clause (a) shall be of no further force and effect upon the earlier to occur of (i) the last day of the second consecutive fiscal quarter of the Company at the end of each of which the Consolidated Senior Leverage Ratio was less than 3.0 to 1.0 (provided that neither of such fiscal quarters shall end prior to September 30, 2015) and (ii) the day after the end of the Covenant Relief Period;

(b) at such time as clause (a) shall cease to be in force and effect, make any Distribution or other payment to any holders of shares in the Company if a Default or an Event of Default has occurred and is continuing or would result therefrom; or

(c) make any payment in respect of any Subordinated Debt or Convertible Debentures if a Default or Event of Default exists or if such payment could reasonably be expected to cause a Default or Event of Default to occur.”

2.10	Amendment to Limitation on Sale of Assets

Section 10.10 of the Existing Note Agreement is deleted in its entirety and replaced with the following:

10.10	Sale of Assets.

(a) Except as permitted by Section 10.2, the Company will not, and will not permit a Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of (collectively, as further defined in clause (h) of this Section 10.10, a “Disposition”) any assets, in one or a series of transactions, to any Person, other than:

(i) during the Covenant Relief Period,

(A) Dispositions of inventory in the ordinary course of business and Dispositions of worn-out, damaged or obsolete property no longer used or useful in the business; and

(B) Dispositions by a Restricted Subsidiary to the Company or a Restricted Subsidiary, as applicable, or by the Company to a “Material Restricted Subsidiary” (as such term is defined in the Bank Facility);

(ii) during the period (the “Mandatory Asset Sale Offer Period”) beginning on February 1, 2015, and ending on the first to occur of (A) the Company having offered to prepay the Outstanding Notes with Net Proceeds Amounts aggregating Cdn$800 million in cash, (B) the Company having prepaid Outstanding Notes from Net Proceeds Amounts in an aggregate principal amount of Cdn$650 million in cash, and (C) the last day of the Covenant Relief Period, Dispositions by the Company or a Restricted Subsidiary not otherwise permitted by subclause (i) of this clause (a); provided, that, during the Mandatory Asset Sale Offer Period, at any time that the aggregate Net Proceeds Amounts of Dispositions made pursuant to this subclause (ii), which have not been made subject to a prepayment offer in accordance with clauses (b) to (f) inclusive, of this Section 10.10 (the “Aggregate Unapplied Net Proceeds Amount”) exceed Cdn$50 million, the Company will make a pro rata offer to prepay at par the Notes, the other Outstanding Notes, and all other outstanding Senior Indebtedness required by its terms to be prepaid with such proceeds (it being understood, for the avoidance of doubt, that the entire amount of such Aggregate Unapplied Net Proceeds Amounts shall be offered as a prepayment to participating holders of Outstanding Notes and holders of such other Senior Indebtedness and not just the amount in excess of Cdn$50 million), in each case in accordance with clauses (b) to (f), inclusive, of this Section 10.10. On the last Business Day of the Covenant Relief Period, if the Mandatory Asset Sale Offer Period has not then terminated as a result of the occurrence of either event described in clause (A) or (B) above and there is an Aggregate Unapplied Net Proceeds Amount of any amount (regardless of whether it is in excess of Cdn$50 million), the entire amount thereof (up to the amount necessary to cause the Mandatory Asset Sale Offer Period to terminate) shall be offered as a prepayment to holders of Notes, the other Outstanding Notes and holders of such other Senior Indebtedness, in accordance with clauses (b) to (f), inclusive, of this Section 10.10. Each prepayment offer by the Company pursuant to this clause (ii) shall include the Company’s election with respect to the Aggregate Excess Amount referred to in Section 10.10(c) and shall permit each holder of Notes to make an Excess Amount Election;

(iii) during the period (if any) following the termination of the Mandatory Asset Sale Offer Period but prior to the end of the Covenant Relief Period, Dispositions not otherwise permitted by subclause (i) of this clause (a), provided that

(A) the aggregate net book value of all assets so disposed of in any fiscal year of the Company pursuant to this subclause (iii) (in the case of the fiscal year which includes the date that the Mandatory Asset Sale Offer Period terminates, taking into account only those assets disposed of after such termination) does not exceed 15% of Consolidated Tangible Assets as of the last day of the most recently ended fiscal year of the Company and

(B) after giving effect to such transaction, no Default or Event of Default shall exist (including as determined by Current Financial Covenant Testing),

provided further that, notwithstanding the foregoing provisions of this subclause (iii), the Company may, or may permit a Restricted Subsidiary to, make a Disposition (and the assets subject to such Disposition shall not be subject to or included in the limitation and computation contained in the foregoing subclause (A) of this subclause (iii)) if no Default or Event of Default shall then exist (including as determined by Current Financial Covenant Testing) and, within 365 days after the date of such Disposition, an amount equal to the Net Proceeds Amount from such Disposition is

(1) reinvested in assets to be used in the business of the Company or a Restricted Subsidiary or

(2) applied to a pro rata offer to prepay at par the Notes and the other Outstanding Notes, pursuant to clauses (b) to (f), inclusive, of this Section 10.10, and all other outstanding Senior Indebtedness required by its terms to be prepaid with such Net Proceeds Amount, provided that the Company’s prepayment offer shall include the Company’s election with respect to the Aggregate Excess Amount referred to in Section 10.10(c) and shall permit each holder of Notes to make an Excess Amount Election (a “Net Proceeds Optional Prepayment Offer”);

(iv) after the Covenant Relief Period,

(A) Dispositions in the ordinary course of business;

(B) Dispositions by a Restricted Subsidiary to the Company or a Restricted Subsidiary, as applicable, or by the Company to a Restricted Subsidiary; and

(C) Dispositions not otherwise permitted by subclauses (A) and (B) of this subclause (iv), provided that

(1) the aggregate net book value of all assets so disposed of in any fiscal year of the Company pursuant to this subclause (C) does not exceed 15% of Consolidated Tangible Assets as of the last day of the most recently ended fiscal year of the Company and

(2) after giving effect to such transaction, no Default or Event of Default shall exist (including as determined by Current Financial Covenant Testing),

provided further that, notwithstanding the foregoing provisions of this subclause (C), the Company may, or may permit a Restricted Subsidiary to, make a Disposition (and the assets subject to such Disposition shall not be subject to or included in the limitation and computation contained in the foregoing subclause (1) of this subclause (C)) if no Default or Event of Default shall then exist (including as determined by Current Financial Covenant Testing) and, within 365 days after the date of such Disposition, an amount equal to the Net Proceeds Amount from such Disposition is

(aa) reinvested in assets to be used in the business of the Company or a Restricted Subsidiary or

(bb) applied to a Debt Prepayment Application pursuant to clauses (b) to (f), inclusive, of this Section 10.10 (I) solely in respect of the Notes or (II) to the Notes and any other Senior Indebtedness on a pro rata basis in respect of the Senior Indebtedness (including the Notes) which is the subject of the Debt Prepayment Application, provided that the Company’s prepayment offer made as part of the Debt Prepayment Application shall include the Company’s election with respect to the Aggregate Excess Amount referred to in Section 10.10(c) and shall permit each holder of Notes to make an Excess Amount Election.

(b) (i) Any prepayment offer made to a holder of Notes pursuant to the foregoing clauses (a)(ii) or (a)(iii) shall be in an amount equal to the product of (A) the percentage the aggregate outstanding principal amount of such holder’s Notes represents of the Senior Indebtedness referred to in the applicable clause on the date of the consummation of the applicable Disposition (before giving effect to any prepayment to be made pursuant to such offer) multiplied by (B)(1) in the case of the foregoing clause (a)(ii), the Aggregate Unapplied Net Proceeds Amount on such date and (2) in the case of the foregoing clause (a)(iii), the relevant Net Proceeds Amount.

(ii) Any prepayment offer made to a holder of Notes pursuant to the foregoing clause (a)(iv) shall be in an amount equal to the product of (A) the percentage the aggregate outstanding principal amount of such holder’s Notes represents of all outstanding Notes or the percentage the aggregate outstanding principal amount of such holder’s Notes represents of the Senior Indebtedness which is subject to such prepayment offer on the date of the consummation of the applicable Disposition (before giving effect to any prepayment to be made pursuant to such offer), as applicable, multiplied by (B) the relevant Net Proceeds Amount.

(iii) The amount that is to be offered to a holder of Notes pursuant to this clause (b) is referred to as the “Base Offer Amount”.

(c) The Company will

(i) with respect to any Disposition giving rise to a mandatory prepayment offer obligation under subclause (a)(ii) of Section 10.10 and (A) consummated prior to the Effective Date, within 5 Business Days after the Effective Date and (B) consummated after the Effective Date, within 5 Business Days after the consummation thereof or on the date specified in the penultimate sentence under subclause (a)(ii) of Section 10.10, as applicable;

(ii) in connection with any Net Proceeds Optional Prepayment Offer made pursuant to subclause (a)(iii) of Section 10.10; and

(iii) in connection with any Debt Prepayment Application made in accordance with subclause (a)(iv) of Section 10.10,

give written notice thereof (an “Offer Notice”) to each holder of Notes, which shall be irrevocable, shall comply with the requirements of clause (f) of this Section 10.10 and shall state that, to the extent its prepayment offer with respect to the Base Offer Amount is declined, the Company has elected to apply the aggregate amount so declined (the “Excess Amount” and together with the “Excess Amount” under, and as defined in, each Other Note Agreement, collectively, the “Aggregate Excess Amount”) as provided in Sections 10.10(d) and 10.10(e).

(d) Each holder of Notes shall, on a date at least 15 days prior to the Disposition Prepayment Date (such date 15 days prior to the Disposition Prepayment Date being the “Disposition Response Date”), notify the Company in writing (the “Response Notice”) whether such holder accepts all or a specified portion of the offer to prepay the Base Offer Amount (on a series-by-series basis with respect to each series of Notes held by such holder) and may state that such holder elects (the “Excess Amount Election”) to be prepaid its ratable share of the Aggregate Excess Amount (or such lesser portion of its ratable share as it shall specify), as provided in Section 10.10(e). Any holder that fails to respond to the Offer Notice shall be deemed to have rejected the offer to prepay such holder’s Base Offer Amount and not to have exercised the Excess Amount Election and any holder of Notes which are repaid or prepaid in full on or after the date of any Disposition but prior to the Disposition Prepayment Date shall be deemed to have rejected the offer to prepay such Notes (and any amounts allocable to such Notes shall constitute part of the Excess Amount).

(e) Within 5 Business Days of the Disposition Response Date, the Company shall give written notice to each accepting holder of Notes identifying the holders of the Outstanding Notes to which the prepayment offer has been made that have made the Excess Amount Election and specifying the principal amount of the Notes to be prepaid, which amount shall be equal to (i) such holder’s Base Offer Amount (or such portion thereof as such holder shall have specified in its Response Notice) plus (ii), such holder’s pro rata share (or such lesser amount as such holder shall have specified in its Response Notice) of the Aggregate Excess Amount (if any) if such holder has exercised the Excess Amount Election (such pro rata share for such holder to be equal to the percentage that the outstanding principal amount of such holder’s Notes as to which such holder has exercised the Excess Amount Election is of the aggregate outstanding principal amount of all Outstanding Notes in respect of which the prepayment offer has been made and as to which the holders thereof have exercised the Excess Amount Election). The amount paid to a holder of Notes in respect of the Excess Amount Election shall be allocated to the Notes held by such holder of such series and in such manner as such holder shall elect (and such holder shall give the Company written notice describing such election promptly after it has been made). The Company shall prepay on the Disposition Prepayment Date the amount set forth in such notice plus interest accrued thereon to the Disposition Prepayment Date, but without any Make-Whole Amount or other premium, with respect to each Note held by the holders that have accepted such offer in accordance with this Section 10.10.

(f) For the purposes of this Section 10.10, if the Company makes an offer to prepay the Notes as a result of a Debt Prepayment Application pursuant to subclauses (a)(ii), (a)(iii), or (a)(iv) of this Section 10.10, the Company will give written notice thereof to the holders of all outstanding Notes, which notice shall (i) refer specifically to this Section 10.10 and describe in reasonable detail the Disposition giving rise to such offer to prepay the Notes, (ii) specify the principal amount of each Note being offered to be prepaid (which shall be determined in a manner consistent with clauses (b) to (e), inclusive, of this Section 10.10) which amount shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts not theretofore called for prepayment, (iii) specify a payment date not less than 30 days and not more than 60 days after the date of such notice (the “Disposition Prepayment Date”) and specify the Disposition Response Date (as defined above), and (iv) offer to prepay on the Disposition Prepayment Date the amount specified in (ii) above with respect to each Note together with interest accrued thereon to the Disposition Prepayment Date, but without Make-Whole Amount or other premium.

(g) To the extent that any portion of the Excess Amount is not applied to prepay the Outstanding Notes to which the applicable prepayment offer was made, such portion may be used by the Company to repay advances under the Bank Facility (without any corresponding reduction in the lending commitments thereunder with respect to any such repayment made during the Covenant Relief Period) or for general corporate purposes.

(h) For the avoidance of doubt, a “Disposition” shall include any sale of farmout interests, net profit interests, reversionary interests, overriding royalty interests, carried interests or other similar interests by the Company or any of its Restricted Subsidiaries.

(i) In determining the outstanding principal amount of any Senior Indebtedness for purposes of this Section 10.10, including without limitation in respect of any of the Outstanding Notes, any such Senior Indebtedness denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the applicable daily noon rate quoted by the Bank of Canada on the date of determination to purchase in Toronto, Ontario such other currency with Canadian dollars.”

2.11	Events of Default.

(a) Sections 11(c) and 11(d) of the Existing Note Agreement are deleted in their entirety and replaced with the following:

“(c) the Company defaults in the performance of or compliance with (i) any term contained in Sections 7.1(d), 10.5 or 10.6 of this Agreement or (ii) any More Favorable Provision (as defined in the Second Amending Agreement) beyond the period of grace, if any, provided for the breach of such provision in the relevant MFL Document (as defined in the Second Amending Agreement); or

(d) the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), 11(b) or 11(c)) or in any other Financing Agreement or (ii) any Restricted Subsidiary defaults in the performance of or compliance with any term in any Financing Agreement and, in any case, such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or”

(b) Section 11 of the Existing Note Agreement is further amended by deleting the period at the end of clause (l) thereof, inserting “;” in lieu thereof and inserting the following new clauses (m) and (n):

“(m) Any of the Security Documents ceases to be valid or enforceable, or ceases to provide for or otherwise constitute a first-ranking Lien having priority over all other Liens encumbering the assets of the Company or any Subsidiary Guarantor (subject to the terms of the Intercreditor Agreement and to any Permitted Encumbrances that under applicable Law rank in priority thereto) and the Company shall have failed or shall have failed to cause the applicable Subsidiary Guarantor to remedy such default within 10 Business Days of becoming aware of such fact and, if applicable, being provided by the Collateral Agent with any documentation required to be executed to remedy such default; or

(n) if a “Notice of Actionable Default” (as such term is defined in the Intercreditor Agreement) has been delivered to the Collateral Agent in accordance with the Intercreditor Agreement and such notice, and any directions therein, has not been rescinded or cancelled.”

2.12	Additions to Defined Terms.

Schedule B to the Existing Note Agreement is amended by inserting the following defined terms in their proper alphabetical order:

“Agent” means the Agent as defined in the Bank Facility.

“Aggregate Excess Amount” is defined in Section 10.10(c).

“Aggregate Unapplied Net Proceeds Amounts” is defined in Section 10.10(a)(ii).

“Annual Budget” is defined in Section 7.1(h).

“Approved Petroleum Engineer” means Sproule Associates Limited or any other nationally recognized independent petroleum engineers selected by the Company.

“Banking Services Agreements” means agreements made between the Company or any other Penn West Party and the Agent or a Lender or any of Agent’s Affiliates (as defined in the Bank Facility) in respect of cash management, payroll, pooling, netting, wire transfers, spot foreign exchange trading, or other banking services or made between the Company or any other Penn West Party and an Affiliate of the Agent in respect of payment cards and credit cards; and “Banking Services Agreement” means any one of them as required by the context.

“Base Offer Amount” is defined in Section 10.10(b).

“Basis Point” means one one hundredth of a percent (.01%)

“Collateral” is defined in the Intercreditor Agreement.

“Collateral Agent” is defined in the Intercreditor Agreement.

“Consolidated Senior Leverage Ratio” means the ratio of Consolidated Senior Debt, determined as of the last day of any fiscal quarter of the Company, to Consolidated EBITDA for the period of 12 months ending on such last day.

“Consolidated Total Leverage Ratio” means the ratio of Consolidated Total Debt, determined as of the last day of any fiscal quarter of the Company, to Consolidated EBITDA for the period of 12 months ending on such last day.

“Covenant Relief Period” means the period from March 1, 2015 to and including March 30, 2017, or, with the consent of the Company, such earlier date as all of the holders of the Notes may agree in their sole discretion.

“Disposition Prepayment Date” is defined in Section 10.10(f).

“Disposition Response Date” is defined in Section 10.10(d).

“Effective Date” is defined in Section 4.1 of the Second Amending Agreement.

“Excess Amount” is defined in Section 10.10(c).

“Excess Amount Election” is defined in Section 10.10(d).

“First Amending Agreement” means the First Amending Agreement, dated as of December 2, 2010, among the Company and the holders of the Notes.

“Hedging Agreements” is defined in the Bank Facility (as in effect on the date hereof).

“Hedging Plan” means the Hedging Action Plan dated March 20, 2015, as supplemented by the Hedging Action Plan: Update to FTI dated April 30, 2015, which plan (a) complies with the hedging policy adopted by the board of directors of the Company and (b) has been delivered to the holders of the Notes on or prior to the Effective Date, as such plan may be amended from time to time in accordance with the terms of Section 9.20.

“Intercreditor Agreement” means that certain Collateral Agency Intercreditor Agreement, dated May 22, 2015, among, inter alios, Computershare Trust Company of Canada, as Collateral Agent, the Agent, the holders of the Outstanding Notes party thereto and each of the other parties from time to time signatory thereto, as amended, modified, supplemented or restated from time to time.

“Investment Grade Rating” means a credit rating of BBB- or better from Fitch Ratings, Inc., or from Standard & Poor’s Ratings Services, a division of McGraw-Hill Companies, Inc., a credit rating of Baa3 or better from Moody’s Investors Service, Inc., or an equivalent credit rating from any credit rating agency approved by the NAIC at the time such rating is received.

“Lenders” is defined in the Bank Facility.

“Majority Noteholders” is defined in the Intercreditor Agreement.

“Mandatory Asset Sale Offer Period” is defined in Section 10.10(a)(ii).

“Net Proceeds Optional Prepayment Offer” is defined in Section 10.10(a)(iii).

“Non-Recourse Debt” means any indebtedness or other obligations (including obligations secured by Purchase Money Security Interests), and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations of another Person which, in each case, are incurred to finance the creation, developments, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

“Note Agreement (2008-A)” means the Note Purchase Agreement dated May 29, 2008 among the Company, as issuer, and the “Purchasers” parties thereto, as noteholders, providing for the issuance and sale by the Company of an aggregate U.S.$152,500,000 in 6.12%

Series E Senior Guaranteed Notes due May 29, 2016, U.S.$278,000,000 in 6.30% Series F Senior Guaranteed Notes due May 29, 2018, U.S.$49,500,000 in 6.40% Series G Senior Guaranteed Notes due May 29, 2020 and Cdn.$30,000,000 in 6.16% Series H Senior Guaranteed Notes due May 29, 2018, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.

“Note Agreement (2008-B)” means the Note Purchase Agreement dated July 31, 2008 among the Company, as issuer, and the “Purchasers” parties thereto, as noteholders, providing for the issuance and sale by the Company of an aggregate £57,000,000 in 7.78% Series I Senior Guaranteed Notes due July 31, 2018, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.

“Note Agreement (2009)” means the Note Purchase Agreement dated May 5, 2009 among the Company, as issuer, and the “Purchasers” parties thereto, as noteholders, providing for the issuance and sale by the Company of an aggregate U.S.$50,000,000 in 8.29% Series J Senior Guaranteed Notes due May 5, 2014, U.S. $35,000,000 in 8.89% Series K Senior Guaranteed Notes due May 5, 2016, U.S. $34,000,000 in 9.32% Series L Senior Guaranteed Notes due May 5, 2019, U.S. $35,000,000 in 8.89% Series M Senior Guaranteed Notes due May 5, 2019, £20,000,000 in 9.49% Series N Senior Guaranteed Notes due May 5, 2019, €10,000,000 in 9.52% Series O Senior Guaranteed Notes due May 5, 2019 and Cdn.$5,000,000 in 7.58% Series P Senior Guaranteed Notes due May 5, 2014, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.

“Note Agreement (2010-A)” means the Note Purchase Agreement dated March 16, 2010 among the Company, as issuer, and the “Purchasers” parties thereto, as noteholders, providing for the issuance and sale by the Company of an aggregate U.S.$27,500,000 in 4.53% Series Q Senior Guaranteed Notes due March 16, 2015, U.S. $65,000,000 in 5.29% Series R Senior Guaranteed Notes due March 16, 2017, U.S. $112,500,000 in 5.85% Series S Senior Guaranteed Notes due March 16, 2020, U.S. $25,000,000 in 5.95% Series T Senior Guaranteed Notes due March 16, 2022, U.S.20,000,000 in 6.10% Series U Senior Guaranteed Notes due March 16, 2025 and Cdn.$50,000,000 in 4.88% Series V Senior Guaranteed Notes due March 16, 2015, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.

“Note Agreement (2010-B)” means the Note Purchase Agreement dated December 2, 2010 among the Company, as issuer, and the “Purchasers” parties thereto, as noteholders, providing for the issuance and sale by the Company of an aggregate U.S.$18,000,000 in 4.17% Series W Senior Guaranteed Notes due December 2, 2017, U.S. $84,000,000 in 4.88% Series X Senior Guaranteed Notes due December 2, 2020, U.S. $18,000,000 in 4.98% Series Y Senior Guaranteed Notes due December 2, 2022, U.S. $50,000,000 in 5.23% Series Z Senior Guaranteed Notes due December 2, 2025, Cdn.$10,000,000 in 4.44% Series AA Senior Guaranteed Notes due December 2, 2015 and Cdn.$50,000,000 in 5.38% Series BB Senior Guaranteed Notes due December 2, 2020, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.

“Note Agreement (2011)” means the Note Purchase Agreement dated November 30, 2011 among the Company, as issuer, and the “Purchasers” parties thereto, as noteholders,

providing for the issuance and sale by the Company of an aggregate U.S.$25,000,000 in 3.64% Series CC Senior Guaranteed Notes due November 30, 2016, U.S. $12,000,000 in 4.23% Series DD Senior Guaranteed Notes due November 30, 2018, U.S. $68,000,000 in 4.79% Series EE Senior Guaranteed Notes due November 30, 2021 and Cdn.$30,000,000 in 4.63% Series FF Senior Guaranteed Notes due November 30, 2018, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.

“Obligations” means, at any time, all direct and indirect, contingent and absolute, obligations and liabilities of the Company and the Subsidiary Guarantors to the holders of Notes under or in connection with this Agreement and the other Financing Agreements at such time, specifically including, without limitation, all accrued and unpaid interest thereon, any Make-Whole Amounts, all indemnity obligations arising under this Agreement or any other Financing Agreement, all fees payable in connection with prepayments, and all other fees, expenses and other amounts payable pursuant to the Financing Agreements, except that if otherwise specified or required by the context, “Obligations” shall mean any portion of the foregoing.

“Offer Notice” is defined in Section 10.10(c).

“Other Note Agreements” means the Note Agreement (2008-A), the Note Agreement (2008-B), the Note Agreement (2009), the Note Agreement (2010-A), the Note Agreement (2010-B) and the Note Agreement (2011).

“Outstanding Notes” means the notes, from time to time, outstanding under this Agreement plus the notes issued and outstanding under the Other Note Agreements.

“P&NG Rights” means the entire right, title, estate and interest of the Company and the Restricted Subsidiaries (whether legal or beneficial, contingent or absolute, present or future) in and to all:

(a)	rights to explore for, drill for, produce, take, save or market Petroleum Substances;

(b)	rights to a share of the production of Petroleum Substances;

(c)	rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances when produced;

(d)	rights in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e)	rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition,

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests; fractional or undivided interests in any of the foregoing; freehold, leasehold or other interests; and options in respect of the foregoing.

“Penn West Party” means the Company and each Restricted Subsidiary.

“Petroleum Substances” means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

“Purchase Money Security Interest” means a Lien, whether given to a vendor, a Lender, or any other Person, securing Indebtedness assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property, other than working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests in respect of Petroleum Substances, which Lien is limited exclusively to such property.

“Requisite Secured Parties” is defined in the Intercreditor Agreement.

“Reserve Report” means a detailed report prepared by an Approved Petroleum Engineer which report shall (a) set forth the reserves attributable to the P&NG Rights as of the date thereof, (b) be prepared in accordance with National Instrument 51-101 and (c) at a minimum, set forth for the Company and each Subsidiary Guarantor royalty interests outstanding with respect to any P&NG Rights, the location, quantity, and type of Petroleum Substances, the developed producing reserves, proved and developed non-producing reserves, proved and undeveloped reserves, and total proven reserves, and a projection of the rate of production and future net revenue therefrom, based on product price and cost escalation assumptions set forth therein and other information customarily obtained from and provided in such reports.

“Response Notice” is defined in Section 10.10(d).

“Second Amending Agreement” means the Second Amending Agreement, dated as of May 22, 2015, among the Company and the holders of the Notes.

“Security” is defined in Section 9.16(a).

“Security Documents” means all security agreements, mortgages, control agreements, pledge agreements, debentures and other documents required to be provided to the holders of Notes pursuant to Section 9.16 and all other documents and agreements delivered by the Company and the other Subsidiary Guarantors to the holders of Notes or the Collateral Agent for the benefit of the holders of Notes from time to time as security for the payment and performance of the Obligations, and to create, perfect and give priority to the Security.

“Security Release Date” is defined in Section 9.16(g).

“Simplified PWT Model” means information of the type set forth in Schedule D attached hereto.

2.13	Amendments to Existing Defined Terms.

Schedule B to the Existing Note Agreement is further amended as follows:

(a)	The definition of “Bank Facility” is deleted in its entirety and replaced with the following:

“‘Bank Facility’ means the credit facility extended to the Company pursuant to that certain Credit Agreement, dated May 6, 2014, by and among the Company, as borrower, the financial institutions and other persons party thereto, as Lenders, and Canadian Imperial Bank of Commerce, as administrative agent for the Lenders, as amended, restated, supplemented, modified, replaced, renewed or refinanced from time to time.”

(b)

The definition of “Consolidated Senior Debt” is amended by deleting the phrase “excluding, to the extent included, the amount of any Subordinated Debt and Convertible Debentures then outstanding” and replacing it with the following:

“; provided that the amount of “Consolidated Senior Debt” shall be adjusted by (i) excluding, to the extent included, the amount of any Subordinated Debt and Convertible Debentures then outstanding and (ii) during the Covenant Relief Period only, deducting from such indebtedness and obligations either

(A) the aggregate amount of unencumbered cash of the Company and each Subsidiary Guarantor received as Net Proceeds Amounts in connection with any Disposition, which cash is subject to (1) the mandatory prepayment offer conditions set forth in Section 10.10(a)(ii), and either (x) prior to the end of the Mandatory Asset Sale Offer Period, such Net Proceeds Amounts have not yet been required to be made subject to a mandatory prepayment offer pursuant to such Section or (y) the Disposition Response Date in respect of such Net Proceeds Amounts has not yet occurred or (2) a Net Proceeds Optional Prepayment Offer, which has actually been made but not rejected, and the Disposition Response Date in respect thereof has not yet occurred, or

(B) if the Disposition Response Date in respect of the Net Proceeds Amounts referred to in the foregoing clause (A) has occurred (but the Disposition Prepayment Date in respect thereof has not occurred), such portion of such aggregate amount of unencumbered cash as is to be applied to the prepayment of the Outstanding Notes pursuant to Section 10.10 and the equivalent sections of the Other Note Agreements.”

(c)	The definition of “Debt Prepayment Application” is deleted in its entirety and replaced with the following:

“‘Debt Prepayment Application’ means, with respect to any Disposition, the application by the Company or its Restricted Subsidiaries of cash in an amount equal to the Net Proceeds Amount (or portion thereof) with respect to such Disposition to pay Senior Indebtedness (other than Senior Indebtedness in respect of any revolving credit or similar credit facility providing the Company or any Restricted Subsidiary with the right to obtain loans or other extensions of credit from time to time, except to the extent that in connection with such payment of Senior Indebtedness the availability of credit under such credit facility is permanently reduced by an amount not less than the amount of such proceeds applied to the payment of such Senior Indebtedness, provided that this parenthetical expression shall not apply during the Covenant Relief Period).”

(d)	The definition of “Default Rate” is deleted in its entirety and replaced with the following:

“‘Default Rate’ means in respect of amounts in U.S. dollars, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Series A Notes, the Series B Notes, the Series C Notes and the Series D Notes, as applicable, as modified by the second paragraph thereof and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate.”

(e)

The definition of “Financing Agreement” is amended to insert “the First Amending Agreement, the Second Amending Agreement, the Security Documents, the Intercreditor Agreement” immediately after “Subordination Agreement”.

(f)

The definition of “Joint Venture Development Entity” is amended by (i) inserting at the start of paragraph (b) therein the words “except as provided for in Section 10.7(b),” and (ii) deleting the reference to “10.7” in clause (b) and replacing it with “10.7(a).”

(g)	The definition of “Net Proceeds Amount” is amended by deleting clause (a) and inserting the following:

“(a)

the aggregate amount of consideration (provided that if such consideration is not cash, it shall be valued at the fair market value thereof by the Company in good faith) received by the Company or a Restricted Subsidiary in respect of such Disposition, minus”

(h)	The definition of “Permitted Encumbrance” is amended as follows:

(i)	deleting paragraph (d) in its entirety and replacing it with the following:

“(d) to the extent a Lien is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Company and the Restricted Subsidiaries’ oil and gas properties that are or were entered into with or granted to arm’s-length parties in accordance with sound industry practice and are otherwise not prohibited by this Agreement and, if applicable, the Security Documents and the Intercreditor Agreement;”;

(ii)	deleting “and” at the end of paragraph (m); and

(iii)	deleting paragraph (n) in its entirety and replacing it with the following:

“(n) Liens created by or pursuant to the Security Documents which for certainty secure obligations under the Bank Facility, this Agreement and the Other Note Agreements in accordance with the Intercreditor Agreement;

(o) prior to the Security Release Date and so long as the Intercreditor Agreement is in full force and effect, Liens securing obligations under the Bank Facility, Hedging Agreements or Banking Services Agreements which rank pari passu with the Liens securing the Notes;

(p) during the Covenant Relief Period only, Liens granted or assumed by the Company and the Restricted Subsidiaries in connection with (x) Non-Recourse Debt, (y) the interest of any Person under any Purchase Money Security Interest, and (x) Capital Lease Obligations provided that the principal amount of the indebtedness constituting such Capital Lease Obligations shall at no time exceed 100% of the cost of the assets subject to the applicable agreement of lease or rental at the time such indebtedness was incurred and provided that the aggregate amount secured by all of the Liens described in this paragraph (p) does not at any time exceed Cdn$75 million;

(q) following the Covenant Relief Period but prior to the Security Release Date, Liens granted or assumed by the Company and the Restricted Subsidiaries in connection with Non-Recourse Debt, the interest of any Person under any Purchase Money Security Interest and any other Lien not referred to elsewhere in this definition provided that the aggregate amount secured by all of the Liens described in this paragraph (q) does not at any time exceed 5% of the Consolidated Tangible Assets as at the end of the Company’s previous fiscal quarter; and

(r) following the Security Release Date only, other Liens not otherwise permitted by paragraphs (a) through (m) of this definition securing Indebtedness of the Company or a Restricted Subsidiary (excluding general Liens such as floating charges and general security agreements with respect to all or substantially all personal property), provided that at the time of the incurrence of any such Indebtedness, and at the time of creation of such Lien, and immediately after giving effect thereto, no Default or Event of Default would exist (including as determined by a Current Financial Covenant Testing, and in particular, Section 10.6).”

(h)	The definition of “Priority Debt” is deleted in its entirety and replaced with the following:

“‘Priority Debt’ means, without duplication, the sum of (a) all Indebtedness of the Company or a Restricted Subsidiary secured by Liens other than Liens permitted by paragraphs (a) through (q) of the definition of Permitted Encumbrances, and (b) all Indebtedness of any Subsidiary of the Company, excluding Qualified Subsidiary Debt.”

(i)	The definition of “Restricted Subsidiary” is deleted in its entirety and replaced with the following:

“Restricted Subsidiary” means any Subsidiary Guarantor and any Subsidiary of the Company that has been designated as a “Restricted Subsidiary” by the Company. As of the Effective Date, the Restricted Subsidiaries are as set forth in Schedule B to the Second Amending Agreement.”

2.14	Amendments to Existing Notes; Interest Rate.

(a) Each of (i) the Existing Notes outstanding on the date hereof and (ii) the forms of Existing Notes attached as exhibits to the Existing Note Agreement is hereby amended, without any action required by any Person, to include (A) the phrase “subject to the next succeeding paragraph” at the beginning of clause (a) of the first paragraph thereof and (B) to include the paragraph set forth below as the new second paragraph thereof:

“The interest rate applicable to this Note at any time during the Covenant Relief Period (and only during the Covenant Relief Period) shall be equal to the interest rate otherwise applicable to the Notes hereunder at such time plus (i) any increase resulting from the application of Section 3.2 of the Second Amending Agreement, if any, plus (ii) the number of Basis Points per annum specified opposite the applicable level of the Consolidated Senior Leverage Ratio in the table below, calculated as of the last day of the then most recently ended fiscal quarter of the Company:

Consolidated Senior Leverage Ratio	Basis Points Per Annum
less than or equal to 3:1	[Redacted]
greater than 3:1 and less than or equal to 4:1	[Redacted]
greater than 4:1 and less than or equal to 4.5:1	[Redacted]
greater than 4.5:1	[Redacted]

If, on the date an interest payment is due hereunder, the Company has not yet delivered its compliance certificate for the then most recently ended fiscal quarter in accordance with Section 7.2 of the Note Purchase Agreement setting forth its Consolidated Senior Leverage Ratio as of the last day of such fiscal quarter, the interest payment due on such date shall be calculated without giving effect to this paragraph but any additional amount payable as the result of this paragraph shall be paid on the date of delivery of the compliance certificate in respect of such fiscal quarter (or the last date for delivery of such certificate if it shall not be delivered on or prior to such last date), as provided in Section 7.2(a) of the Note Purchase Agreement. If such compliance certificate is not delivered on the last date for delivery thereof, it shall be assumed that the Consolidated Senior Leverage Ratio as of the end of such fiscal quarter was greater than 4.5 to 1. If the interest rate hereunder for all or any portion of the period preceding an interest payment date shall be calculated by reference to this paragraph (as well as the preceding paragraph), the Company shall give written notice to the holder hereof on, or within 10 Business Days prior to, such interest payment date specifying in reasonable detail the calculation of the amount of interest payable on such interest payment date.”

(b) Upon the request of any holder and upon surrender to the Company of any Note held by it, the Company shall execute and deliver a new Note or Notes (as specified by such holder) reflecting the changes set forth in Section 2.14(a) of this Agreement, registered in the name of such holder, in an aggregate principal amount equal to the then unpaid principal amount of such surrendered Note and dated the date of the last interest payment made to such holder in respect of such surrendered Note.

ARTICLE 3

ADDITIONAL TERMS AND COVENANTS

3.1	Most Favored Lender

(a) If the Bank Facility, or any guarantee by a Subsidiary of the Company’s obligations thereunder, or any Other Note Agreement or any guarantee by a Subsidiary of the Company’s obligations thereunder (the Bank Facility, each Other Note Agreement and any of such guarantees being referred to, collectively, as an “MFL Document”), shall be amended, modified or supplemented after the date hereof and during the Covenant Relief Period, whether directly or indirectly, and the effect of such amendment, modification or supplement shall be to impose on the Company or any Subsidiary Guarantor any one or more conditions, covenants, events of default or other terms (other than those referred to in Section 3.2 of this Agreement) that are not contained herein, in the Note Agreement or in the Subsidiary Guarantee (the “Relevant Documents”), or that would, if incorporated into the Relevant Documents, be more favorable to the holders of the Notes than the conditions, covenants, events of default or other terms contained in the Relevant Documents (any such condition, covenant, event of default or other term being referred to herein as a “More Favorable Provision”), then, subject to Section 3.1(b), such More Favorable Provision shall be automatically incorporated in the Relevant Document as if set forth fully therein, mutatis mutandis, and shall be effective as of the date such More Favorable Provision becomes effective in the relevant MFL Document. Thereafter, such More Favorable Provision may only be amended in accordance with the provisions of the Note Agreement.

(b) The Company shall give written notice to each holder of Notes of the effectiveness of any More Favorable Provision within 10 days after execution of the document containing such More Favorable Provision, which notice shall include a copy of such document. If the Required Holders give written notice to the Company, within 20 days after receipt of the Company’s notice, objecting to the inclusion of such More Favorable Provision in the Relevant Document, such More Favorable Provision shall not be incorporated in the Relevant Document.

(c) Upon the written request of the Company or the Required Holders, the Company or the Subsidiary Guarantors, as applicable, and the Required Holders shall enter into an amendment of the Relevant Document to reflect the inclusion of the More Favorable Provision. All costs of the holders of the Notes incurred in connection with any such amendment (including, without limitation, the reasonable fees and expenses of counsel to the holders) shall be paid by the Company promptly after its receipt of a statement in respect thereof.

(d) For the avoidance of doubt, all of the provisions of any Relevant Document shall otherwise remain in effect notwithstanding the incorporation therein of one or more More Favorable Provisions.

3.2	Equivalent Consideration

(a) If the Bank Facility shall be amended, modified or supplemented after the date hereof and during the Covenant Relief Period, whether directly or indirectly, and the effect of such amendment, modification or supplement shall be to

(i) increase the margin used to determine the interest rate applicable to any loan under the Bank Facility during the Covenant Relief Period, or

(ii) change the reference rate used to determine such interest rate and the effect of such change shall be an increase in the interest rate applicable to any loan under the Bank Facility during the Covenant Relief Period compared to the rate that would be in force without giving effect to such amendment, modification or supplement, then the interest rate applicable to any Note shall be the interest rate otherwise in effect therefor plus a number of Basis Points equal to the interest rate increase (expressed in Basis Points) applicable from time to time to any loan under the Bank Facility as a result of such amendment. The increased interest rate applicable to the Notes shall be effective as of the date of effectiveness of the increased interest rate applicable to such loan and shall remain in effect until the earlier of (A) the end of the Covenant Relief Period or (B) the date such increased interest rate shall no longer apply to such loan.

(b) If, during the Covenant Relief Period, any fee shall be paid to any Lender solely in its capacity as a Lender under the Bank Facility (and not, for greater certainty, as a “Fronting Lender” or “Agent”, as defined in the Bank Facility) in excess of, or in addition to, any fee payable to such Lender under the Bank Facility as in effect on the date hereof, then a fee shall be paid to the holder of each Note in an amount which bears the same relationship to the principal amount of such Note as the amount of such excess or such addition bears to the amount of the Bank Facility related obligation or commitment to which such excess or addition relates.

(c) If, during the Covenant Relief Period, any consideration shall be paid to each Lender solely in their capacity as such (and not, for greater certainty, in any of their capacities as a counterparty under any Hedging Agreement or Banking Services Agreement and not including (i) any withholding tax gross-up payment or other compensatory payment made to a Lender on account of any increased costs or reduced returns incurred or suffered by such Lender from a change in law, compliance by such Lender with regulatory requirements or otherwise; (ii) any extension fee payable to the Lenders solely in connection with extending the maturity date of the Bank Facility; or (iii) any other amounts payable to any Lender in connection with transactions, advisory services or other services of any kind entered into or provided by such Lender to the Company or any Affiliate of the Company where such transactions or services are not directly related to the Bank Facility), other than as specified in the foregoing paragraphs (a) and (b), then the equivalent of such consideration shall be paid to each holder of Notes.

3.3	Fees and Expenses of Petroleum Engineer and Financial Advisor

During the Covenant Relief Period, the Company shall pay the reasonable fees and expenses of (i) DeGolyer and MacNaughton Canada Limited or another petroleum engineer engaged by the Majority Noteholders (or legal counsel on their behalf) and (ii) FTI Consulting, Inc. or another financial advisor engaged by the Majority Noteholders (or legal counsel on their behalf), in each case as provided in the respective engagement letters to which the Company and such petroleum engineer or financial advisor are parties; provided, however, that at no time shall the Company be required to pay, pursuant to this Section 3.3, the fees and expenses of more than one petroleum engineer and one financial advisor engaged by, or on behalf of, any one or more holders of Notes.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Conditions Precedent.

This Agreement shall be deemed to be effective as of the date (the “Effective Date”) that all of the following conditions have been met or waived in writing by the Required Holders:

(a)	this Agreement shall have been executed and delivered by the Company and the Required Holders;

(b)

each Subsidiary that was a Subsidiary Guarantor prior to the Effective Date shall have executed and delivered the Consent and Acknowledgement of Guarantors substantially in the form attached hereto as Schedule A;

(c)

the Intercreditor Agreement and the Security Documents specified in Annex III to the Intercreditor Agreement shall have been executed and delivered by all parties thereto and shall be in form, scope and substance satisfactory to the Required Holders;

(d)

The Company and the Subsidiary Guarantors shall have made such filings and registrations as shall be necessary in order to perfect, in accordance with this Agreement, the Liens created by the Security Documents;

(e)

an amendment to the Bank Facility and to each Other Note Agreement, each in form, scope and substance satisfactory to the Required Holders, shall have been delivered to each holder of Notes, shall have become effective prior to the date of this Agreement or concurrently herewith, and, with respect to the Bank Facility, shall provide for sufficient availability for the repayment of all Outstanding Notes maturing in 2015 or 2016, and no default or event of default shall exist under the Bank Facility or any Other Note Agreement;

(f)	each holder of Notes shall have received:

(i)

lien search results or other satisfactory confirmation that (A) Liens in favour of the Collateral Agent granted by each of the Company and the Subsidiary Guarantors on the Collateral securing the Obligations are perfected in accordance with this Agreement (including the filing of Personal Property Security Act financing statements in Alberta, British Columbia, Saskatchewan and Manitoba) and (B) there are no Liens affecting any of the assets of the Company or the Subsidiary Guarantors, except for Permitted Encumbrances; and

(ii)

a certificate of status or other similar type evidence, as of a date not more than 10 days prior to the Effective Date, from its jurisdiction of formation, for the Company and each Subsidiary Guarantor that is a corporation or a partnership;

(g)	the representations and warranties contained in Article 5 of this Agreement shall be true on and as of the Effective Date;

(h)

the holders shall have received from Bennett Jones LLP, counsel to the Company, and such other local counsel of the Company and the Subsidiary Guarantors as required by Required Holders, acting reasonably, a favourable opinion dated the Effective Date, in form, scope and substance satisfactory to the Required Holders, as to such matters as the Required Holders may reasonably request;

(i)

the holders shall have received from Norton Rose Fulbright Canada LLP, Canadian special counsel to the holders, a favourable opinion dated the Effective Date, in form, scope and substance satisfactory to the Required Holders, as to such matters as the Required Holders may reasonably request;

(j)

the holders shall have received true, correct and complete copies of the Hedging Plan and the Company’s existing hedging policy approved by its board of directors, each in form, scope and substance satisfactory to the Majority Noteholders;

(k)

each holder, regardless of whether it is a signatory hereto, shall have received from the Company an amendment fee equal to [Redacted] Basis Points of the aggregate outstanding principal amount of the Notes held by such holder;

(l)

all documented fees and expenses of Morgan, Lewis & Bockius LLP, Norton Rose Fulbright Canada LLP and the petroleum engineer and financial advisor referred to in Section 3.3 shall have been paid in full; and

(m)

all corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to the holders, and the holders shall have received all such counterparts or certified or other copies of such documents as they may reasonably request.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1	Representations, Warranties.

To induce the Required Holders to execute and deliver this Agreement, the Company represents, covenants and warrants to each holder (which representations, covenants and warranties shall survive the execution and delivery of this Agreement) that:

(a)

Schedule B contains a complete and correct list of the Company’s Subsidiaries as at the Effective Date, showing, as to the Company and each Subsidiary, the correct name thereof, the jurisdiction of its organization, its predecessor entities in existence as at the date of this Agreement (if applicable), the jurisdictions in which assets owned by such Subsidiary are located, the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each Subsidiary and identifying each Subsidiary as either or both a Restricted Subsidiary or a Subsidiary Guarantor;

(b)

all of the outstanding shares of capital stock or similar equity interests of each Subsidiary Guarantor shown in Schedule B as being owned by the Company and its Subsidiaries as at the Effective Date have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in such Schedule B);

(c)

as at the Effective Date, the Company and each Subsidiary Guarantor identified in Schedule B is a corporation, partnership, trust or other legal entity duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, partnership, trust or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As at the Effective Date each such Subsidiary Guarantor has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact;

(d)

this Agreement, the Consent and Acknowledgement of Guarantors attached hereto, the Security Documents and the Intercreditor Agreement have been duly authorized, executed and delivered by each party thereto other than the Secured Parties (as defined in the Intercreditor Agreement);

(e)

each of this Agreement, the Note Agreement, the Notes, the Security Documents, the Subsidiary Guarantee, the joinder to the Subsidiary Guarantee, the Consent and Acknowledgement of Guarantors referred to in Section 4.1(b), and the Intercreditor Agreement constitutes a legal, valid and binding obligation of the Company and the Subsidiaries party thereto, enforceable against it in accordance with its terms;

(f)

the execution, delivery and performance of this Agreement, the Security Documents, the joinder to the Subsidiary Guarantee, the Consent and Acknowledgement of Guarantors referred to in Section 4.1(b), and the Intercreditor Agreement, and the performance of the Note Agreement, the Notes and the Subsidiary Guarantee, (i) are within the corporate powers of the Company and the Subsidiaries party thereto; (ii) do not require the authorization, consent or approval of any governmental authority or regulatory body or any agency, department or division of any thereof; (iii) do not and will not (A) contravene or conflict with (1) any law, statute, rule or regulation, (2) any provision of its articles or by-laws, (3) any judgment, order or decree of any court, tribunal or arbitrator, or any public, governmental or regulatory agency, authority or body to which it or any of its material assets is subject, or (4) any term, condition or provision of any indenture, agreement or other instrument to which the Company or its Subsidiaries is a party or by which the Company or any of its Subsidiaries’ properties or assets are or may be bound; or (B) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(4) of this clause (f);

(g)	no Default or Event of Default has occurred and is continuing or existed immediately prior to the date of this Agreement or the Effective Date, or will exist immediately thereafter;

(h)

neither the Company nor any Controlled Entity is (A) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”) (an “OFAC Listed Person”) or (B) a department, agency or instrumentality of, or is otherwise controlled by or knowingly acting on behalf of, directly or indirectly, (1) any OFAC Listed Person or (2) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions

Program (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (B), a “Blocked Person”); (ii) to the Company’s actual knowledge, neither the Company nor any Controlled Entity (A) is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking or terrorist-related activities (collectively, “Anti-Money Laundering Laws”), (B) has been assessed civil penalties under any Anti-Money Laundering Laws or (C) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws; (iii) the Company has taken reasonable measures appropriate to the circumstances (in any event as required by applicable Law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable Anti-Money Laundering Laws and all applicable anti-corruption laws and regulations; and (iv) neither the Company nor any Controlled Entity is (A) a Person described or designated under the provisions of the Special Economic Measures Act (Canada) or the United Nations Act (Canada), or any associated regulations (each a “Canadian Sanctions Designated Person”), or (B) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person. For purposes hereof, (x) “OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing (a list of OFAC Sanctions Programs may be found at http://www.ustreas.gov/offices/enforcement/ofac/programs/) and (y) “Controlled Entity” means any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates (as used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise);

(i)	no default, or event of default has occurred and in continuing under the Bank Facility;

(j)

on and after the Effective Date until the Security Release Date, each of the Security Documents creates, as security for the obligations under and in respect of the Outstanding Notes and the Bank Facility, a valid, enforceable and perfected (in accordance with the terms of this Agreement) security interest in and Lien on all of the Collateral subject thereto, superior to and prior to the right of all third Persons (other than Permitted Encumbrances that under applicable Law rank in priority thereto) and subject to no other Liens (other than Permitted Encumbrances), in favor of the Collateral Agent, for the benefit of holders of the Outstanding Notes, the Agent and the Lenders. No filings or recordings are required in order to perfect the Liens created under any Security Documents, except for (i) filings or recordings which shall have been made, (ii) subject to Section 9.16(e) of the Note Agreement, fixed charges on real property or (iii) filings or recordings for which satisfactory arrangements have been made, upon or prior to the execution and delivery thereof;

(k)	this Agreement and the documents delivered to the holders in connection with the transactions contemplated hereby and identified in Schedule C hereto, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements herein and therein not misleading in light of the circumstances under which they were made, it being understood that such representation and warranty does not apply to projected financial information, as to which the Company represents and warrants only that such information was prepared in good faith based upon assumptions believed by it to be reasonable;

(l)

the Hedging Plan complies in all respects with the Company’s current hedging policy approved by the board of directors of the Company and no further approval or authorization by such board is required for the Company to implement the Hedging Plan; and

(m)

The Company and the Subsidiary Guarantors own, as of March 31, 2015, more than 93% of Consolidated Tangible Assets and, to the best of the Company’s knowledge, there has been no material change in the ownership of the Consolidated Tangible Assets by the Company and the Subsidiary Guarantors since such date.

ARTICLE 6

MISCELLANEOUS

6.1	Agreement Part of Note Agreement.

The amendments to the Existing Note Agreement and the Existing Notes effected by this Agreement shall be construed in connection with and as part of the Note Agreement and the Notes, respectively, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Existing Note Agreement and the Existing Notes are hereby ratified and shall be and remain in full force and effect. For certainty, nothing herein shall be construed as a novation of the Existing Notes or the indebtedness or obligations represented thereby or by the Existing Note Agreement as amended by this Agreement, and the terms of the Notes shall not be and shall not be deemed to be, rescinded, converted or substituted.

6.2	Notices.

Any and all notices, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to the Note Agreement without making specific reference to this Agreement but nevertheless all such references shall include this Agreement unless the context otherwise requires.

6.3	Further Assurances

The Company will from time to time forthwith at the Required Holders’ request and at the Company’s own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Required Holders and as are consistent with the intention of the holders and the Company as evidenced herein, with respect to all matters arising under this Agreement and the other Financing Agreements.

6.4	Counterparts.

This Agreement may be executed by facsimile and pdf and in any number of counterparts, all of which together shall constitute one instrument.

IN WITNESS WHEREOF the undersigned have caused this Agreement to be executed as of the day and year first above written.

PENN WEST PETROLEUM LTD.

Per:	(Signed) “David A. Dyck”
David A. Dyck Executive Vice President and Chief Financial Officer

Per:	(Signed) “David Hendry”
Name: David Hendry Title: Vice President, Finance

Accepted and agreed to as of the date thereof.

[NOTEHOLDER SIGNATURE PAGES]

SCHEDULE A

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

(Second Amending Agreement to May 31, 2007 Note Agreement)

The undersigned Guarantors hereby consent to the terms of the above Agreement and the transactions contemplated thereby and confirm that the guarantees and other security documents granted by each of the undersigned to or for the benefit of the holders of Notes are in full force and effect after giving effect to such Agreement and transactions. Without limiting the generality of the foregoing, the undersigned acknowledge that the “Guaranteed Obligations” guaranteed by the undersigned pursuant to the Subsidiary Guarantee include, without limitation, all obligations of the Company to the holders of Notes under the Note Agreement and all Notes now outstanding or hereafter issued under the Note Agreement. For certainty, each reference to “Note Purchase Agreement” or “Notes” in the Subsidiary Guarantee shall include the Note Agreement and the Notes as defined in the above Agreement.

Dated as of •, 2015.

COMPANY NAME

Per:
Name: Title:

Per:
Name: Title:

SCHEDULE B

LIST OF THE COMPANY AND ITS SUBSIDIARIES AS OF THE EFFECTIVE DATE

Company and Subsidiaries

Name	Jurisdiction of Formation	Jurisdiction Where Assets are Located/Carrying on Business	Designation	Ownership

Penn West Petroleum Ltd.	Alberta	Alberta, Saskatchewan, British Columbia, Manitoba, North West Territories	Company	Public

1262814 Alberta ULC	Alberta	Inactive	Restricted	100% owned by Canetic ABC Acquisition Co Ltd.

1290775 Alberta ULC	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

1295739 Alberta Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

1329813 Alberta Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

1647456 Alberta Ltd.	Alberta	Alberta, Saskatchewan, British Columbia, Manitoba, North West Territories	Restricted	100% owned by Penn West Petroleum Ltd.

977291 Alberta Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

Canetic ABC AcquisitionCo Ltd.	Alberta	Inactive	Restricted	100% owned by Canetic ABC Holdings Ltd.

Canetic ABC Holdings Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

Peace River Oil Partnership	Alberta	Alberta	Restricted	General partner interests owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and an unrelated third party (45.00%)

Penn West Northern Harrier Partnership	Alberta	Alberta	Restricted	General partner interests owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Penn West Petroleum Inc.	Delaware	U.S. Holding Company	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Petroleum	Alberta	Alberta, Saskatchewan, British Columbia, Manitoba, North West Territories	Restricted	General partner interests owned by Penn West Petroleum Ltd. (99.99%) and 1647456 Alberta Ltd. (0.01%)

Penn West PROP HoldCo Ltd.	Alberta	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West PROP Limited Partnership	Alberta	Alberta	Restricted	99.99% limited partner interest owned by Penn West Petroleum Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd.

Penn West Reece Acquisition Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Sandhill Crane Ltd.	Alberta	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Upton Resources USA Inc.	Montana	Wyoming	Restricted	100% owned by Penn West Petroleum Inc.

List of Subsidiary Guarantors as of the Effective Date

Penn West Northern Harrier Partnership

Penn West Petroleum

Penn West PROP Holdco Ltd.

Penn West PROP Limited Partnership

Penn West Sandhill Crane Ltd.

1647456 Alberta Ltd.

List of Non-Restricted Subsidiaries as of the Effective Date

NIL

SCHEDULE C

Disclosure Materials

1.	The Company’s annual audited consolidated financial statements for the fiscal year ended December 31, 2014.

2.	The Company’s unaudited consolidated financial statements for the fiscal quarter ended March 31, 2015.

SCHEDULE D

Simplified PWT Model

	Units	Q1	Q2	Q3	Q4
Macro Assumptions
Commodity Prices
WTI Oil Price	US$/bbl	$0.00	$0.00	$0.00	$0.00
Ed Par Oil Price	C$/bbl	$0.00	$0.00	$0.00	$0.00

Ed Par Differential	US$/bbl	$0.00	$0.00	$0.00	$0.00

Henry Hub Gas Price	US$/mcf	$0.00	$0.00	$0.00	$0.00
AECO Gas Price	C$/mcf	$0.00	$0.00	$0.00	$0.00

Exchange Rates
Average CAD/USD	C$/US$	$0.0000	$0.0000	$0.0000	$0.0000
Ending CAD/USD	C$/US$	$0.0000	$0.0000	$0.0000	$0.0000
Ending CAD/GBP	C$/£	$0.0000	$0.0000	$0.0000	$0.0000
Ending CAD/EUR	C$/€	$0.0000	$0.0000	$0.0000	$0.0000

Average Production (6:1)
Oil	bbl/d	0	0	0	0
NGLs	bbl/d	0	0	0	0
Gas	mcf/d	0	0	0	0
Total	boe/d	0	0	0	0

Implied Oil Weighting	%	0.0%	0.0%	0.0%	0.0%
Implied Liquids Weighting	%	0.0%	0.0%	0.0%	0.0%

Oil Realization to Ed Par	%	0.0%	0.0%	0.0%	0.0%
NGL Realization to Ed Par	%	0.0%	0.0%	0.0%	0.0%
Gas Realization to AECO	%	0.0%	0.0%	0.0%	0.0%

Corporate Royalty Rate	%	0.0%	0.0%	0.0%	0.0%

Funds Flow Per Boe
Realized Prices Before Hedging
Oil	C$/bbl	$0.00	$0.00	$0.00	$0.00
NGLs	C$/bbl	$0.00	$0.00	$0.00	$0.00
Gas	C$/mcf	$0.00	$0.00	$0.00	$0.00
Per Equivalent	C$/boe	$0.00	$0.00	$0.00	$0.00

Cash Netbacks
Realized Price	C$/boe	$0.00	$0.00	$0.00	$0.00

Other Revenue	C$/boe	$0.00	$0.00	$0.00	$0.00
Royalties	C$/boe	$0.00	$0.00	$0.00	$0.00
Operating Costs	C$/boe	$0.00	$0.00	$0.00	$0.00
Transportation	C$/boe	$0.00	$0.00	$0.00	$0.00
Field Netback	C$/boe	$0.00	$0.00	$0.00	$0.00

Realized Risk Mgmt Gain/(Loss)	C$/boe	$0.00	$0.00	$0.00	$0.00
Field Netback Net of Risk Mgmt	C$/boe	$0.00	$0.00	$0.00	$0.00

General and Administrative	C$/boe	$0.00	$0.00	$0.00	$0.00
Restructuring Costs	C$/boe	$0.00	$0.00	$0.00	$0.00
Financing	C$/boe	$0.00	$0.00	$0.00	$0.00
Current Taxes	C$/boe	$0.00	$0.00	$0.00	$0.00
Corporate Funds Flow Netback	C$/boe	$0.00	$0.00	$0.00	$0.00

Funds Flow Build-Up
Revenue Before Hedging
Oil	C$mm	$0.0	$0.0	$0.0	$0.0
NGLs	C$mm	$0.0	$0.0	$0.0	$0.0
Gas	C$mm	$0.0	$0.0	$0.0	$0.0
Total	C$mm	$0.0	$0.0	$0.0	$0.0

Cash Netbacks
Production Revenue	C$mm	$0.0	$0.0	$0.0	$0.0
Other Revenue	C$mm	$0.0	$0.0	$0.0	$0.0
Royalties	C$mm	$0.0	$0.0	$0.0	$0.0
Operating Costs	C$mm	$0.0	$0.0	$0.0	$0.0
Transportation	C$mm	$0.0	$0.0	$0.0	$0.0
Field Netback	C$mm	$0.0	$0.0	$0.0	$0.0

Realized Risk Mgmt Gain/(Loss)	C$mm	$0.0	$0.0	$0.0	$0.0
Field Netback Net of Risk Mgmt	C$mm	$0.0	$0.0	$0.0	$0.0

General and Administrative	C$mm	$0.0	$0.0	$0.0	$0.0
Restructuring Costs	C$mm	$0.0	$0.0	$0.0	$0.0
Financing	C$mm	$0.0	$0.0	$0.0	$0.0
Current Taxes	C$mm	$0.0	$0.0	$0.0	$0.0
Corporate Funds Flow	C$mm	$0.0	$0.0	$0.0	$0.0

Total Organic Capital Expenditures	C$mm	$0.0	$0.0	$0.0	$0.0

Free Cash Flow (Paid Basis)	C$mm	$0.0	$0.0	$0.0	$0.0

Debt Reconciliation
Opening Debt Balances
Long Term Notes	C$mm	$0.0	$0.0	$0.0	$0.0
Bank Debt	C$mm	$0.0	$0.0	$0.0	$0.0
Working Capital Deficit/(Surplus)	C$mm	$0.0	$0.0	$0.0	$0.0
Total Net Debt	C$mm	$0.0	$0.0	$0.0	$0.0

Debt Balance Bridge
Funds Flow	C$mm	$0.0	$0.0	$0.0	$0.0

Capital Expenditures
Exploration And Development	C$mm	$0.0	$0.0	$0.0	$0.0
Environmental	C$mm	$0.0	$0.0	$0.0	$0.0
Net Acquisitions	C$mm	$0.0	$0.0	$0.0	$0.0

Net Dividends Paid	C$mm	$0.0	$0.0	$0.0	$0.0

Financing Cash Flows
Net Equity Issuance	C$mm	$0.0	$0.0	$0.0	$0.0
(Issue)/Redemption of Notes	C$mm	$0.0	$0.0	$0.0	$0.0

Increase/(Decrease) Working Capital	C$mm	$0.0	$0.0	$0.0	$0.0
Other Change in Bank Debt	C$mm	$0.0	$0.0	$0.0	$0.0

Bank Debt Increase/(Decrease)	C$mm	$0.0	$0.0	$0.0	$0.0

Non-Cash Items Affecting Debt Balances
Unrealized Notes FX (Gain)/Loss	C$mm	$0.0	$0.0	$0.0	$0.0
Change in Dividends Payable	C$mm	$0.0	$0.0	$0.0	$0.0

Issue/(Redemption) of Debt	C$mm	$0.0	$0.0	$0.0	$0.0
Other Working Capital Movements	C$mm	$0.0	$0.0	$0.0	$0.0

Total Increase/(Decrease) In Debt	C$mm	$0.0	$0.0	$0.0	$0.0

Closing Debt Balances
Long Term Notes	C$mm	$0.0	$0.0	$0.0	$0.0
Bank Debt	C$mm	$0.0	$0.0	$0.0	$0.0
Working Capital Deficit/(Surplus)	C$mm	$0.0	$0.0	$0.0	$0.0
Total Net Debt	C$mm	$0.0	$0.0	$0.0	$0.0

Unrealized Hedging FX Loss/(Gain)	C$mm	$0.0	$0.0	$0.0	$0.0
Total Net Debt Including FX Hedging	C$mm	$0.0	$0.0	$0.0	$0.0

	Total Debt Inc. Working Capital To Funds Flow
Before Unrealized Note Hedges	x
After Unrealized Note Hedges	x

Dividends
Dividends Declared	C$/share	$0.00	$0.00	$0.00	$0.00
Dividends Paid	C$/share	$0.00	$0.00	$0.00	$0.00

Dividend Cash Flows
Pre-DRIP Dividend Paid	C$mm	$0.0	$0.0	$0.0	$0.0
Dividend Value Paid In DRIP	C$mm	$0.0	$0.0	$0.0	$0.0
Net Dividend Paid	C$mm	$0.0	$0.0	$0.0	$0.0

DRIP Participation Rate	%	0.0%	0.0%	0.0%	0.0%

Sustainability Metrics
E&D Expenditures to Funds Flow	%	0.0%	0.0%	0.0%	0.0%

Sustainability Ratio (Excl. Enviro)
Excluding DRIP	%	0.0%	0.0%	0.0%	0.0%
Including DRIP	%	0.0%	0.0%	0.0%	0.0%

Per Share Items
Share Price Assumption	C$/share	$0.00	$0.00	$0.00	$0.00

Beginning Basic Shares Outstanding	mm	0.0	0.0	0.0	0.0
Shares Issued Pursuant to DRIP	mm	0.0	0.0	0.0	0.0
Other Shares Issued/(Redeemed)	mm	0.0	0.0	0.0	0.0
Closing Basic Shares Outstanding	mm	0.0	0.0	0.0	0.0

Funds Flow Per Share	C$/share	$0.00	$0.00	$0.00	$0.00

Covenants (Incl. Pro Forma)
Pro Forma 12-Month Trailing EBITDA	C$mm	$0.0	$0.0	$0.0	$0.0
Senior Debt To EBITDA (<3:1)	x	0.00 x	0.00 x	0.00 x	0.00 x